UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Corporate Taxpayer Id. (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

Publicly Held Company

Call Notice for the General Meeting of Debentureholders of the 3rd Issue of CPFL Energia S.A.

The holders of debentures of the third (3rd) Public Issue of Simple Unsecured Debentures of CPFL Energia S.A. (“Debentures” and “Company”, respectively) are hereby invited to the General Meeting of Debentureholders, to be held on December 11, 2013, at 9:00 a.m., at the headquarters of the Company, located at Rua Gomes de Carvalho, nº 1.510, 14º andar, conjunto 1.402, Vila Olímpia, CEP: 04547-005, in the city and state of São Paulo, to deliberate on the following agenda: amendment to Clause “4.10. – Renegotiation and Redemption” of the “Private Deed of the 3rd Public Issue of Simple Unsecured Debentures of CPFL Energia S.A. (“Deed”), entered into on September 20, 2007 between the Company and SLW Corretora de Valores e Câmbio Ltda. (“Trustee”), registered with the Commercial Registry of the State of São Paulo (“JUCESP”) under number ED000309-8/000, on October 11, 2007, as amended through the “First Addendum to the Private Deed of the 3rd Public Issue of Simple Unsecured Debentures of CPFL Energia S.A.” entered into on December 17, 2012 between the Company and the Trustee, and registered with JUCESP under number ED000309-8/001, on January 23, 2013 (“Deed”): (i) to include the possibility of early redemption of the Debentures by the Company; and (ii) to authorize the Trustee to take all measures necessary to fully comply with resolution (i) above, including, but not limited to, execution of the second addendum to the Deed.

São Paulo (SP), November 25, 2013.

CPFL Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.